GARY B. WOLFF, P.C.
COUNSELOR AT LAW	488 Madison Avenue Suite 1100 New York, New York 10022
Tel: (212) 644-6446 Fax: (212) 644-6498 Email: wolffpc@nyc.rr.com

Mail Spot 3561

July 1, 2010

John Reynolds

Assistant Director

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Discount Dental Materials, Inc. (the “Company” or “Issuer”)

Registration Statement Form S1/ Pre-Effective Amendment Three

File No.: 333-166508

Dear Mr. Reynolds:

Enclosed is Pre-Effective Amendment Three to the above Registration Statement. The changes are made in response to staff comments to the Second Amendment to the Registration Statement and to make appropriate updates. The paragraph numbers below correspond to the numbered comments in your comment letter dated June 30, 2010.

Dilution

1.

We have edited the dilution table to include the amount of dilution to new shareholders.

Management Discussion and Analysis or Plan of Operation

Operations

2.

The Company website’s shopping cart does not yet function so orders cannot be received or processed. The website now clearly indicates that it is still under construction.

Business

3.

We have now expanded our disclosure to indicate that our President has had long relationships with many wholesale suppliers. We believe that it is likely that many of those wholesalers will provide us with standard trade credit. If we need to purchase items that are not covered by standard trade credit, our President has verbally indicated his willingness to make loans up to $10,000 to purchase inventory. These loans will be repaid upon receipt of payment from the customer who ordered the items purchased by the loans.

Exhibits

4.

See response to Item 3 above.

5.

We have expanded our disclosure to indicate that we currently have a verbal agreement with VDS under which VDS will provide us with up to 100 square feet of warehouse space at a monthly price not to exceed $1 per square foot.

If you have any questions or require anything further, please feel free to call me at 212-644-6446.

Sincerely,

/s/ Gary B. Wolff

Gary B. Wolff

cc:

Discount Dental Materials, Inc